June 18, 2009

Kevin L. Vaughn

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Mail Stop 3030

Washington, DC 20549

RE:	Sonic Innovations, Inc.
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarter ended March 31, 2009
File No. 0-30335

Dear Mr. Vaughn:

This letter is submitted by Sonic Innovations, Inc. (“Sonic,” “we,” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the year ended December 31, 2008 (filed on March 16, 2009, File No. 0-30335) and the Company’s Form 10-Q for the quarter ended March 31, 2009 (filed on May 11, 2009, File No 0-30335), as set forth in your letter to me, dated May 21, 2009.

For your convenience, we have restated your comments in full and have followed Staff’s comments with our responses.

Form 10-K for the year ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Critical Accounting Policies, page 33

Valuation of Intangible Assets, page 33

1.	We note that you recognized a goodwill impairment loss related to continuing operations of $2.1 million during the year ended December 31, 2008 and expect to recognize an additional impairment loss of $14.7 million in the first quarter of 2009. You state here that you “apply various techniques to estimate fair value.” Please tell us and revise future filings to address the following:

•	Disclose the number of reporting units you have identified pursuant to SFAS 142.

•

Clearly describe the techniques you apply in determining fair value. Discuss the significant estimates and judgments involved in estimating fair value, how those estimates bear the risk of change and the impact that a change in those estimates would have on your fair value determination.

•

With respect to your determination of the amount of any impairment, disclose each of the valuation methodologies used to value goodwill. If more than one valuation methodology is used, please also disclose how each method differs, the benefits of each method, why management selected these methods as being most meaningful, how you weight each method used and the basis for the weighting.

•	Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•	To the extent the valuation assumptions and methodologies used for valuing goodwill have changed since prior periods, disclose the reasons for the changes and the impact of the changes.

•

Explain the facts and circumstances which you believe are responsible for the significant disparity between your market capitalization and the book value of your equity as of the date of your goodwill impairment evaluation.

Company Response

In response to the first point. The level at which we test goodwill for impairment is one level below our operating segments and consists of our reporting units that principally represent businesses we acquired. In accordance with SFAS No. 142 paragraph 30, we identify our reporting units by assessing whether the components of our operating segments constitute businesses for which discrete financial information is available and management of each reporting unit regularly reviews the operating results of those components.

The following table depicts our reporting units, operating segments, and goodwill balances as reported at December 31, 2008.

Reporting Unit	Goodwill & indefinite-lived intangible assets
A	$—
B	13,922
C	—

Total Operating Segment 1	13,922

D	431
E	4,181
F	1,654
G	15,376

Total Operating Segment 2	21,642
H	7,242

Total Operating Segment 3	7,242

Total	$42,806

As of December 31, 2008 the Company had eight reporting units, six of which contained goodwill or indefinite-lived intangible assets. Of the two reporting units without goodwill or indefinite-lived intangible assets, Reporting Unit C was started at the formation of the Company, and Reporting Unit A was where we recorded a $2.1 million goodwill impairment charge, representing a full impairment of Reporting Unit A goodwill, at December 31, 2008.

In response to the third point. The Company uses the income approach [discounted cash flows or “DCF”] in determining fair value. The DCF model calculates the expected net present value of future cash flows from operations for the reporting unit being tested. The Company also considers market information (market approach) when such information is available to validate the more detailed discounted cash flow calculations. Market information typically includes the Company’s general knowledge of sale transaction multiples and/or previous discussions the Company has had with third parties regarding the value of a similar reporting unit or the Company’s specific reporting unit.

The Company relies on the income approach because it reflects the reporting unit’s expected cash flows and incorporates management’s detailed knowledge of products, pricing, competitive environment, global economic conditions, industry conditions, interest rates, and management actions, whereas market information may not be available, or may be less precise due to a lack of comparability to the Company’s particular reporting unit.

In response to the second and fourth points. Significant estimates and judgments involved in estimating fair value for the Company’s December 31, 2008 reporting unit valuations include the following with respect to Reporting Units A, B, E, and F:

•

We prepared a five year projection of anticipated cash flows through 2013. The first year of the projection utilizes our 2009 board-approved budget and the additional future years are forecast using the budget as a baseline. We assumed a future terminal value using an inflationary measure of 3% using a Gordon-Growth calculation. Assumptions were made regarding gross margin and operating costs to support the revenue projections.

•	We estimated capital expenditures based on recent operating results and our capital requirements based on planned initiatives.

•	The estimated cash flows were discounted at an industry weighted average cost of capital of 14.5%.

Management believes these assumptions are reasonable based on the Company’s historical and expected future performance. Future changes in these estimates and assumptions could materially affect the results of our reviews for goodwill impairment. Reporting Unit A’s calculation resulted in a full goodwill impairment as of December 31, 2008, and Reporting Unit B fair value was in excess of carrying value. Reporting Unit A and B calculation results are more fully discussed below.

Fair values of Reporting Units E and F were approximately twice their respective carrying values at December 31, 2008. A decrease of 100 basis points in our terminal growth rate or an increase of 100 basis points in the weighted-average cost of capital would still result in a fair value calculation exceeding book value by a substantial margin for each of these reporting units.

The Company had carried forward its detailed FAS 142 impairment calculations for Reporting Units D, G and H in recent years because their operating results continued to be strong, the components of the reporting units had not changed, the previous fair value amounts exceeded the carrying amounts by a substantial margin, and no evidence existed to indicate that the current fair value of the reporting units would be less than their current carrying amounts.

With respect to Reporting Unit A, in the fourth quarter 2008, the Company recorded a goodwill impairment of $2.1 million, which represented a full impairment of the goodwill carrying value, largely based on declining sales and lower expected future profitability. Sales revenue had declined 29% in the last year and was projected to decline another 15% in 2009, and then grow at a rate of 3% thereafter. Despite past and future cost cutting initiatives to combat this decline, the Company concluded the estimated future cash flows did not support the continued carrying of goodwill.

With respect to Reporting Unit B, as disclosed in the Company’s 2008 10-K, during the course of testing the Company noted that this reporting unit was $2.6 million or 13% in excess of the reporting unit carrying amount. The goodwill balance of this reporting unit was approximately $13.9 million at December 31, 2008. A decrease of 100 basis points in the terminal growth rate or an increase of 100 basis points in the weighted-average cost of capital would result in a fair value calculation which is five to eight percent in excess of book value for this reporting unit.

The Company utilized its best estimate in determining revenue and operating profit for Reporting Unit B based on the negative economic environment, recent performance and past and planned initiatives. Revenue growth rates ranging from 4-5% for 2009-2013 were deemed best estimates given the declines already experienced, and anticipated new product launches and marketing initiatives. Operating profit growth rates of 9%-10% were utilized for 2010-2013 after an anticipated turnaround in 2009 based on significant opportunities to improve operating results as we assimilate these 2006-2008 acquisitions, drive efficiencies, lower spending, improve profitability, and sell a higher percentage of Sonic-manufactured product.

With respect to Reporting Unit G, during 2008, our German reporting unit generated very strong profitability and cash flows. The Company had carried forward its detailed FAS 142 impairment calculation for Germany in recent years because operating results continued to be strong, the components of the reporting unit had not changed, the previous fair value amount exceeded the carrying amount by a substantial margin (fair value calculation of €26.1 million compared to a reporting unit carrying amount of €10.4 million), and no evidence existed to indicate that the current fair value of the reporting unit would be less than its current carrying amount. The last calculation showed a fair value which was substantially higher than carrying value and cash flow had significantly strengthened each year since that calculation, further expanding the cushion.

However, as discussed in our 10-Q for the quarter ended March 31, 2009, and our 8-K filed on April 29, 2009, we were notified on April 28, 2009 that a lawsuit filed by our German subsidiary to compel an insurance company to renegotiate our contracts (“social court case”) was rejected and we faced a likely decline in Germany revenue of 50-75%. This triggering event caused us to perform a detailed impairment test on this reporting unit which resulted in a goodwill impairment of $14.2 million, representing a full impairment of our German goodwill as of March 31, 2009.

Based on the facts available at that time, which remain essentially unchanged as of the date of this response, the Company performed a FAS 142 calculation and assumed a full year revenue of approximately 45% of 2008 levels (which resulted from a full first quarter 2009 and approximately 27% of revenue thereafter) and operating expenses of approximately 90% of 2008 levels as the Company continued to attempt to renegotiate additional contracts and service existing contracts. However, renegotiation was expected to be difficult given the political pressures posed by local acousticians, our larger competitors, and the new precedent of the social court case. Accordingly, the Company could not reasonably expect revenue in excess of those contracts which had already been renegotiated.

Private pay and insurance companies representing approximately 27% of revenue of our German reporting unit had renegotiated and signed one year contracts, leaving a high risk that they will not renew their contracts with Sonic upon expiration in April 2010 given the political climate and social court case. It is also possible that the insurance companies that had already signed new contracts may challenge the contracts they recently signed, in light of the new social court precedent. Accordingly, we estimated that we would maintain the 27% of revenue for one year and would be unable to successfully renegotiate with additional insurers. We then assumed that the contracts would not be renewed upon expiration in April 2010. This calculation resulted in an impairment that approximated the carrying value of the goodwill.

In response to the fifth point. There have been no substantial changes in the reporting units, methodologies employed, significant assumptions used, or calculations applied in the first step of the SFAS 142 impairment test over the past two years, with the exception that certain assumptions have changed, as applicable, based on events and trends in the business, such as those discussed previously.

In response to the sixth point. The Company notes that its book value as of December 31, 2008 was approximately $67.9 million compared to a market capitalization of approximately $27.5 million. We believe a significant portion of the decline in our equity value relates to several factors including: 1) turmoil in the credit markets in the latter half of 2008 and the resulting fund redemptions as investors exited the stock market putting downward pressure on our stock as institutional holders divested shares to meet those fund redemptions, 2) our stock is thinly traded and relatively illiquid, thereby discouraging new entrants, and 3) a significant control discount placed upon the market value of our stock.

Disclosure Considerations - In future filings we will disclose additional information regarding our subjective critical estimates related to goodwill and other intangible assets. In doing so, we will continue to evaluate our methods, estimates and assumptions, including but not limited to, our valuation approaches and the related weighting of these approaches as applicable, the key assumptions used in these approaches and the sensitivity of estimates that are reasonably likely to be subject to change. Accordingly, we will disclose changes in our estimates, assumptions and methodologies that we deem to be most critical or sensitive at the time of reporting.

Financial Statements, page F-1

Note 5 – Discontinued Operations, page F-13

2.	We note that you sold your one European operation and closed a second operation during the year ended December 31, 2008. We also note your discussion on page 25 of the impact on the surviving portion of these operations. Explain how you met the criteria for classification of the European operation as a discontinued operation. Refer to paragraph 42 of SFAS 144 and EITF 03-13.

Company Response

We acknowledge the Staff’s question and provide the following clarification. The Company restructured four European reporting units in total, each reporting unit related to a separate country. Two of these reporting units were disposed of at December 31, 2008, and accordingly are not shown in the table provided for question #1. One of these reporting units was disposed of through a sale and one was closed. The Company has classified these operations as discontinued operations in accordance with SFAS 144 paragraph 42, as follows:

The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

The Company met the above criteria for the two reporting units in question because the operations and cash flows were eliminated and the Company did not have significant continuing involvement in the operations after the sale and closing, respectively.

In the MD&A, where we refer to the “surviving portion” of our European operations, we are referring to Reporting Units E and F which we restructured, but did not sell or close, and, therefore, did not treat as discontinued operations because they did not meet the criteria of SFAS 144 paragraph 42.

Form 10-Q for the quarter ended March 31, 2009

Item 4. Controls and Procedures, page 25

3.	The language that is currently included after the word “effective” in your disclosure here appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure in future filings so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Company Response

We acknowledge the Staff’s observations, and in future filings the Company will remove the language previously included after the word “effective.”

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (801) 365-2854 with any questions or comments. Please use (801) 365-3002 for any faxed correspondence.

Sincerely,

/s/ Michael M. Halloran
Michael M. Halloran Vice President and Chief Financial Officer Sonic Innovations, Inc.